March 16, 2005

Mail Stop 0511


Sheldon Goldberg, President, Chief Executive Officer
    and Director
Sockeye Seafood Group, Inc.
Suite 400 - 601 W. Broadway
Vancouver, B. C., Canada   V5Z 4C2

Re:	Sockeye Seafood Group, Inc.
	Registration Statement on Form 10-SB
	Filed March 11, 2005, Amended March 14, 2005
	File No. 0-51197

Dear Mr. Goldberg:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities
Exchange
Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments until these material deficiencies are addressed.

      Please revise your filing to include the updated financial statements required by Form 10-SB, Part F/S and Item 310 of
Regulation S-B.

	You are advised that the registration statement will become effective through operation of law 60 days after filing, and, if it
becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the
Commission.	We suggest that you consider submitting a
substantive
amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall



Sheldon Goldberg, President, Chief Executive Officer
    and Director
Sockeye Seafood Group, Inc.
March 16, 2005
Page2



disclosure in your filing.   Feel free to contact the undersigned
at
(202) 942-2999 or Goldie B. Walker at (202) 942-1986 with any questions. We look forward to working with you to address these concerns.

                               			Sincerely,


			                        John D. Reynolds, Assistant
Director
                                                           Office
of
Emerging Growth Companies
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